2023

Annual Report

Lake City Bank

LAKELAND FINANCIAL CORPORATION

Letter to Shareholders



Lake City Bank Shareholders, Clients and Community Partners:

2023 created many dynamic and unexpected challenges for the Lake City Bank team, and once again, they answered the call. After raising the target Fed Funds rate by 525 basis points in 11 rate actions in 2022 and 2023, the banking industry faced an unprecedented interest rate environment that created net interest margin challenges for the entire sector. In addition, the high-profile bank failures of 2023 had a significant impact on the industry. The combination of the interest rate environment and the bank failures created a dramatic and unprecedented increase in the banking industry's cost of deposits. Proudly, we moved through these events with our solid balance sheet only getting stronger and with an encouraging outlook for our future.

The exceptional strength of our capital structure and our extensive liquidity access provided a stable foundation to navigate the pressures of 2023. We view our fortress balance sheet as critical to our ability to fuel the economic growth and expansion of our Indiana communities. Across the board, our capital ratios significantly exceed the regulatory thresholds that define a well-capitalized financial institution and we will continue to focus on creating quality growth to further build capital. Over the past 32 years, our successful organic growth strategy has increased tangible book value per share by an unparalleled compounded annual growth rate of 10%. This track record reflects our consistent operating performance and strong financial results over a very long period of time.

The greatest driver of our ability to continue our organic growth strategy is the meaningful relationships we develop with our clients, prospects, centers of influence and community leaders. In 2023, we recommitted to an active and engaged business development program and are happy to report that total business development calling increased by 30% in 2023 versus 2022. Importantly, prospect calling was up 51% for the year. Prospect calling is the most important building block for future market share growth. Client calling was up 18% and represented critical face-to-face relationship building. It's the life blood of our balance sheet growth and we are very good at it. Joint calling, which brings together our client contact teams from different business lines, was up a whopping 302% in 2023. This joint calling results in a more focused and targeted business development effort. With these great calling efforts, we are well positioned to continue our organic growth well into the future.

These efforts led to dynamic balance sheet growth again in 2023. Average loans increased by a strong 9% in 2023. Of note, this average loan growth of $387 million occurred throughout our Indiana markets. While line of credit usage remained historically low in 2023 ending the year at 39%, we increased our overall lines of credit available by $124 million. Just as importantly, our deposit retention efforts were successful, despite the challenges the banking industry experienced in 2023. Our core deposit retention, accompanied by robust liquidity availability, provided a stable funding position as we worked through 2023 and prepared for continued growth in 2024.

While broad-based concerns of economic challenges and a widely predicted recession have not occurred, we remain diligently focused on preserving the historic quality of our loan portfolio. We are pleased that we ended 2023 with key loan quality metrics near historic lows. While this is encouraging, we continue to approach our credit underwriting process with the consistent standards we have applied for decades.

> "We view our fortress balance sheet as critical to our ability to fuel the economic growth and expansion of our Indiana communities.

Innovation through technology-driven solutions continued to be a critical focus. Lake City Bank Mobile Digital represented 55% of our transactional activity with clients in 2023, an increase of 53% versus only three years ago. For both Commercial and Retail Banking clients, our digital solutions provide the features and functionality that allow us to compete with our bigger bank peers. While technology is critical, our clients still leverage our branch network. More than 2 million transactions were completed in our offices in 2023, representing 15% of total transactions, the same percentage it was three years ago. This is evidence of the continued importance of a strategic branch footprint to serve our clients. We like seeing them and they like visiting us!

As a result, we will continue to build new branches and we have exciting news on the branch development front. Our next three offices are planned for the Indianapolis market. In mid-2024, we'll open a new office in the heart of Carmel, Indiana. This eighth branch in the Indianapolis market represents our continued growth and success in this important market. Our planned 55th office will be in Westfield, in the Northern portion of our Indianapolis market. Westfield has also undergone a renaissance, highlighted by significant partnership between the public and private sectors.

We are also enthusiastic about our planned 56th office that will represent an extension of our terrific relationship with the Flanner House, a not-for-profit organization that serves the Black community on the near Northwest side of Indianapolis. The Flanner House's mission is to support, advocate for and empower individuals, children and families by applying educational, social and economic resources that move members of the community toward stabilization, and self-sufficiency. We will build a full service office as part of the Flanner House's development of a grocery store to serve the community. In partnership with the Flanner House, we are excited to fill a long-needed void in the banking desert of the near Northwest side of Indianapolis.

We are, at our core, a community bank focused on taking care of clients, team members, communities, and shareholders. We love doing it.

David M. Findlay
Chairman and Chief Executive Officer

Kristin L. Pruitt
President

Management Committee



Left to right:

Eric H. Ottinger
Executive Vice President
Chief Commercial Banking Officer

Stephanie R. Leniski
Senior Vice President
Chief Retail Banking Officer

Donald J. Robinson Gay
Senior Vice President
Chief Credit Officer

Kristin L. Pruitt
President

J. Rickard Donovan
Senior Vice President
General Counsel

David M. Findlay
Chairman and Chief Executive Officer

Kyra E. Clark
Senior Vice President
Chief Human Resources Officer

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory Officer

Our leadership team is grateful that we get to lead an organization with nearly 700 team members all rowing in the same direction every day. While strategic plans and strategic initiatives drive our business execution, our success is only made possible by the team members who do the heavy lifting and manage our business day to day. We are grateful for their dedication and commitment. For more than 150 years, the Lake City Bank team has developed a culture built upon a foundation of disciplined execution. It matters and it will be preserved and nurtured.

Board of Directors


Lake City Bank

Left to right:

Kristin L. Pruitt
President
Lakeland Financial Corporation and Lake City Bank

A. Faraz Abassi
Managing Partner
Centerfield Capital

Bradley J. Toothaker
Executive Chairman
Bradley Company
Managing Partner
Great Lakes Capital Development

M. Scott Welch
Chief Executive Officer
Welch Packaging Group

Blake W. Augsburger
Founder and Chief Executive Officer
LEA Professional

Emily E. Pichon
Chairman, ETP Asset Holdings, Inc.
Officer and Director, Olive B. Cole Foundation, M E Raker Foundation, Inc. and Howard P. Arnold Foundation, Inc.

Michael L. Kubacki
Former Chairman
Lakeland Financial Corporation and Lake City Bank

David M. Findlay
Chairman and Chief Executive Officer
Lakeland Financial Corporation and Lake City Bank

Darrianne P. Christian
Civic Leader

Robert E. Bartels, Jr.
Partner, Incedo LLC

Steven D. Ross
Former Owner
Ross and Associates

Brian J. Smith
Co-Chief Executive Officer
Heritage Group, Inc.

After 26 years of leadership with the bank, Mike Kubacki will retire from our board of directors in April 2024. Mike joined Lake City Bank in 1998 as President and Chief Executive Officer and has been managing, guiding, mentoring and challenging the Lake City Bank team to achieve unrivaled success for our team members, our clients, our communities and our shareholders ever since. While Mike would never admit to having a legacy, his fingerprints are all over this organization and our success over the past quarter century. He leaves a legacy of thoughtful and impactful leadership.

Our board of directors continues to serve a critical dual role of engagement in our Indiana communities and strong corporate governance and oversight. In addition, they are invaluable partners to the bank's leadership team both strategically and operationally.

Wilson Fertilizer and Grain

ROCHESTER | CLIENT SINCE 2013



> "We feel like Lake City Bank understands the farm side of business so much better than our previous bank.

From left to right: *Left to right: Ren Zent, Operations Manager; Ashley Young; Jeff Zent, President; Wendy Zent, Vice President; Whitley Moser, Office Manager*



From left to right: *Karen Francis, Vice President, Retail Banking Regional Manager; Corbin Holtsberry, Vice President, Agribusiness Banking Officer; Ashley Young; Jeff Zent, President; Wendy Zent, Vice President; Whitley Moser, Office Manager; Ren Zent, Operations Manager; Penny Ramsey, Assistant Vice President, Retail Banking Officer; Rod Hooley, First Vice President, Agribusiness Manager*

Wilson Fertilizer and Grain and Lake City Bank have been partners for a long time—since 2013, in fact. The family-owned business, founded in 1933, started out offering coal and grain in Lakeville and Rochester. The business grew, multiplying storage capacity and adding Anchor Mills to grind wheat (and later, corn), purchasing additional elevators and adding acreage. As the time passed, the two locations became separate businesses, with the Rochester location offering fertilizer and grain. In 2013, Jeff and Wendy Zent purchased Wilson Fertilizer and Grain and have been running and growing the business ever since. Expansion included new storage and dryer, and a new shop. Today, Wilson's capacity is just over 2.6 million bushels. Lake City Bank has been right there with the Zents, providing commercial loans, business and personal deposit accounts, credit cards and treasury management solutions. "We feel like Lake City Bank understands the farm side of business so much better than our previous bank," Wendy Zent, Vice President, said. "I can call with any question and they are right there to help."

Goshen College

GOSHEN | CLIENT SINCE 2018



> We've found it's really beneficial to work with a local bank that understands the community and can understand how an academic institution works, and how a college can be an anchor in the community.

Rebecca Stoltzfus, Ph.D., President



From left to right: *Alma Jimenez, Assistant Vice President, Retail Banking Officer; Gabe Martinez, Student Senate President; Ben Bontrager, Vice President for Finance and Operations; Rebecca Stoltzfus, Ph.D., President; Gilberto Perez, Jr., Ed.D., Vice President for Student Life and Hispanic Serving Initiatives, Dean of Students; Amber Wolfer, Vice President, Commercial Banking Officer; Richard Delks, First Vice President, Senior Wealth Advisor; Michelle Harris, Assistant Vice President, Corporate and Institutional Services Sales Officer*

Spend a bit of time at Goshen College, and you'll likely be surprised at what you find on the 135-acre tree-filled campus on the south side of Goshen. The beautiful setting is home to about 800 students pursuing degrees—both undergraduate and graduate, on campus and online—grounded in hands-on, real-world experiences. But there's more. A Goshen College undergrad degree includes at least a semester's worth of global education, often while living abroad. The school's motto is "Culture for Service" and its mission is to graduate courageous, creative and compassionate leaders who transform local and global communities. A faith-based institution since its founding in 1894, Goshen College is a nationally ranked Hispanic-Serving Institution and Elkhart County's only four-year liberal arts college. The college is made up of 64% of students from Indiana and 20,000+ alumni who are thriving in life, leadership and service around the community, country and the world.

A multi-faceted organization like Goshen College needs support from financial partners with a deep understanding of the complexities of running an academic institution. Since 2018 Lake City Bank has helped Goshen College grow and thrive. The bank provides commercial loans, deposit products, technology-driven treasury management solutions, merchant card processing and services from the Wealth Advisory Group.

"We've found it's really beneficial to work with a local bank that understands the community and can understand how an academic institution works, and how a college can be an anchor in the community," said Rebecca Stoltzfus, Ph.D., President. "Our team from Lake City Bank has been a real benefit to Goshen College."

Benchmark Human Services

FORT WAYNE | CLIENT SINCE 2018

> "The bank consistently brings us well thought out, creative solutions.



From left to right: *Kelly Stahl, Assistant Controller; Mark Flegge, Chief Financial Officer; Shari Bail, Controller; Doug Beebe, Chief Executive Officer*



From left to right: Front, *David Curry, Vice President, Commercial Banking Officer; Shari Bail, Controller;* ***Middle,*** *Mark Flegge, Chief Financial Officer; Doug Beebe, Chief Executive Officer; Andy Haddock, Senior Vice President, Chief Investment Officer; Kelly Stahl, Assistant Controller;* ***Back,*** *Cammy Treadway, Senior Vice President, Commercial East Regional Manager; Dan Beechy, Assistant Vice President, Corporate and Institutional Services Sales Officer; Jim Westerfield, Senior Vice President, Chief Fiduciary Officer; Carrie Gutman, Senior Vice President, Chief Fiduciary Officer*

Benchmark Human Services is an organization that is, paradoxically, very complex and very simple at the same time. Simply put, Benchmark helps support people throughout life, from infancy to elder years. That means that Benchmark staff members meet people where they are—at home, at work or in the community. Since their founding in 1960, Benchmark has grown to be one of the most respected organizations in the country, serving people with intellectual and developmental disabilities and behavioral health needs. Benchmark's complex side emerges when considering the size and scope of how it delivers high-quality, hands-on support to clients. Benchmark's team of 3,100 serves more than 23,000 children and adults across the U.S. through residential, employment and day services, mobile crisis response and behavioral health support, and children and family services. Benchmark also works with state governments and private organizations, focusing on systems design and development, best practices, provider capacity building, facility evaluation and staff training. Benchmark has partnered with Lake City Bank since 2018, using lines and letters of credit, deposit products, technology-driven treasury management products, merchant services and services from the bank's Wealth Advisory Group. "We've found that Lake City Bank is a strong partner for us," said Doug Beebe, Chief Executive Officer. "The bank consistently brings us well thought out, creative solutions."

weIMPACT Group

ELKHART | CLIENT SINCE 2019



> “weIMPACT’s involvement in public and private partnerships makes a difference across Elkhart.

Dave Weaver, Founder



From left to right: *Todd Bruce, Senior Vice President, Commercial North Regional Manager; Dave Weaver, Founder; Brian Oakes, Facilities Manager; JJ Osterloo-Bond, Design Partner; Steve Brown, Vice President, Commercial Banking Officer; Meggan Fink, Marketing & Community Partner; Emily Wold, Assistant Vice President, Retail Banking Manager; Brett Brumbaugh, Accountant; Brittany Croyle, Partner; Susan Diehl, Assistant to Dave Weaver*

weIMPACT Group focuses on what is possible at the intersection of entrepreneurship and philanthropy, using entrepreneurship to tackle solvable yet persistent opportunities in Elkhart. More specifically, weIMPACT’s initiatives are intentionally designed to be transformational—focusing traditional investment on local social priority projects to create sustainable local impact. weIMPACT Group primarily targets social priorities in arts and culture, education and community development. A lofty mission, certainly, but evidence of the company’s success is growing in the Elkhart area. Founded by Elkhart native Dave Weaver, weIMPACT’s involvement in public and private partnerships makes a difference across Elkhart.

When the Community Foundation of Elkhart County led the development of the Elkhart Health and Aquatics Center through a progressive public-private sector partnership, it represented the beginning of a transformational change to Downtown Elkhart. It resulted from a collaboration that included Elkhart Community Schools, the City of Elkhart, Beacon Health System, the community foundation, and numerous community leaders and organizations. That’s when weIMPACT began a further transformation in Downtown Elkhart. Since 2019, weIMPACT Group has been quietly but thoughtfully making an impact in the community with intentional energy and time invested in the redevelopment of the Elkhart River District. The multi-phase River District combines public and private resources to reimagine a 105-acre multi-use campus that continues to grow. The Riverbend Building at 240 E. Jackson Blvd., where Lake City Bank is located in the River District, embodies the spirit of the projects weIMPACT Group champions. The building grew up during the COVID-19 pandemic as a mixed-use space for the intersection of people, businesses, recreation and local resources. With several developments in the River District on the horizon led by weIMPACT, the group is committed to doubling down on the work they’ve set out to do in making noticeable and intentional change in our community.

Since 2019, weIMPACT and Lake City Bank have partnered, with the bank providing financing for development, technology-driven treasury management solutions and deposit products. “Lake City Bank has been a great partner, taking an active interest in the River District projects. They have roots in Elkhart and that has only enhanced their commitment,” said Dave Weaver, Founder.

Wedgewood Building Company

CARMEL | CLIENT SINCE 2018



> Working with an Indiana bank works well for us. Lake City Bank knows the community and the market.

From left to right: Gary McNutt, Partner; Brad Love, Partner; Randy Henry, Director of Finance



From left to right: *Erin Martz, Assistant Vice President, Senior Loan Administration Officer; Brad Love, Partner; Randy Henry, Director of Finance; Gary McNutt, Partner; Greg Lentz, Vice President, Commercial Banking Officer; Ashley Bridges, Assistant Vice President, Retail Banking Officer*

Wedgewood Building Company has put down roots in Carmel, in a lovingly restored and adapted former preschool in the heart of downtown. Partners Brad Love and Gary McNutt chose the spot as downtown Carmel was evolving into the charming city it is today—think brick walkways, bike and pedestrian paths and unique retail and restaurant options. It's the perfect location for the company that creates high quality custom homes in Hamilton County, Zionsville and northern Marion County. Wedgewood prides itself on listening carefully. They believe that understanding a customer's lifestyle is the only way they can create the best possible home for them. Careful listening has proven the right approach for Wedgewood and Lake City Bank as well. "Working with an Indiana bank works well for us," McNutt said. "Lake City Bank knows the community and the market. They understand our business and our customers." Wedgewood has multiple commercial loan products with Lake City Bank, technology-driven treasury management solutions, deposits and merchant services. The flexibility and local decision making that are central to Lake City Bank's culture help lay the foundation for a thriving partnership.

Seymour Midwest

WARSAW | CLIENT SINCE 1991



> **Lake City Bank shares our commitment to customer service and quality.**

From left to right: *Bill Henthorn, Chief Executive Officer and Owner; Bobbi Henthorn, Assistant Vice President and Owner*
Not pictured: *Chuck & Judy Yeager and Randy Swanson, Owners*



From left to right: *Jason Henthorn, Vice President, Logistics and Information Systems; Shelly Kammerer, Vice President, Retail Banking Officer and Private Banker; Chris Wiggins, Senior Vice President, Commercial South Regional Manager; Bill Henthorn, Chief Executive Officer and Owner; Bobbi Henthorn, Assistant Vice President and Owner; Randy Huss, Chief Financial Officer; Tiffany Mudd, Assistant Vice President, Corporate and Institutional Services Sales Officer; Matt Teevan, President and Chief Operating Officer*

Seymour Midwest is a family owned, global supplier to the hand tools market, with a product offering that includes 3,500+ unique tools and more than 8,000 different replacement handles.

The origins of the company date back to 1872 when it began producing snath handles and wagon wheel spokes. Over the decades, the company has grown through acquisitions, product line expansions and a focus on organic growth. The range of products Seymour Midwest offers is vast and renowned in the marketplace for both its specialization and quality.

Seymour Midwest operates two manufacturing facilities in Indiana as well as a sawmill and hickory handle finishing location in Tennessee. Vertically integrated, the company also has a sawmill at its Seymour, Indiana facility that processes a variety of American hardwoods for use in the company's long handled tools and replacement handles. Additionally, the company's manufacturing operations include presses that create the steel heads for many of its products, a furnace for heat treating them and both wet paint and powder coating operations. Customer orders are shipped from three warehouses with the majority being fulfilled from the Warsaw, Indiana headquarters.

The company is equally diversified through the numerous channels and markets that count on Seymour Midwest's tools and handles including retail, industrial, ag, irrigation and municipalities, fencing, sports field and turf, lake maintenance, resinous flooring, asphalt and seal coating, as well as seasonal products such as an industrial snow tool line. Seymour Midwest products are marketed under the Structron®, Seymour®, Kenyon®, Toolite®, Link Handles® and Midwest Rake® brands that are known in the marketplace for their superior quality.

In its more than 150-year history, Seymour Midwest remains a company of toolmakers committed to quality and customer service. That commitment resonates with Lake City Bank. Seymour Midwest has commercial loans and lines of credit, technology-driven treasury management solutions, business credit cards and personal accounts with Lake City Bank. "Lake City Bank shares our commitment to customer service and quality," said Bill Henthorn, Chief Executive Officer. "As our business grows and becomes more complex, the bank is ready with solutions that work for us."

Five Year Summary of Financial Highlights

(in thousands, except share and per share data)

End of Period Balances	**2023**	2022	2021	2020	2019
Assets	**$6,524,029**	$6,432,371	$6,557,323	$5,830,435	$4,946,745
Deposits	**5,720,525**	5,460,620	5,735,407	5,036,805	4,133,819
Loans, net of Deferred Fees	**4,916,534**	4,710,396	4,287,841	4,649,156	4,065,828
Allowance for Credit Losses*	**71,972**	72,606	67,773	61,408	50,652
Total Equity	**649,793**	568,887	704,906	657,184	598,100
Average Balances					
Assets					
Total Assets	**$6,464,980**	$6,427,579	$6,153,780	$5,424,796	$4,941,904
Earning Assets	**6,114,225**	6,123,163	5,906,640	5,184,836	4,656,707
Investments	**1,184,659**	1,432,287	1,068,325	633,957	603,580
Loans, net of Deferred Fees	**4,813,678**	4,427,166	4,421,094	4,424,472	3,974,532
Liabilities and Equity					
Total Deposits	**$5,604,228**	$5,717,358	$5,357,284	$4,650,597	$4,242,524
Interest Bearing Deposits	**4,128,922**	3,874,581	3,686,112	3,340,696	3,298,406
Interest Bearing Liabilities	**4,295,743**	3,913,195	3,761,520	3,437,338	3,390,512
Total Equity	**588,667**	596,487	674,637	624,174	562,601
Income Statement Data					
Net Interest Income	**$197,035**	$202,887	$178,088	$163,008	$155,047
Net Interest Income - Fully Tax Equivalent	**202,347**	208,514	181,675	165,454	157,176
Provision for Credit Losses*	**5,850**	9,375	1,077	14,770	3,235
Noninterest Income	**49,858**	41,862	44,720	46,843	44,997
Noninterest Expense	**130,710**	110,210	104,287	91,205	89,424
Net Income	**93,767**	103,817	95,733	84,337	87,047
Per Share Data					
Basic Net Income Per Common Share	**$3.67**	$4.07	$3.76	$3.31	$3.40
Diluted Net Income Per Common Share	**3.65**	4.04	3.74	3.30	3.38
Cash Dividends Per Common Share	**1.84**	1.60	1.36	1.20	1.16
Dividend Payout	**50.41%**	39.60%	36.36%	36.36%	34.32%
Book Value Per Common Share	**$25.37**	$22.28	$27.65	$25.85	$23.34
Basic Weighted Average Common Shares Outstanding	**25,604,751**	25,528,328	25,475,994	25,469,242	25,588,404
Diluted Weighted Average Common Shares Outstanding	**25,723,165**	25,712,538	25,620,105	25,573,941	25,758,893
Key Ratios					
Return on Average Assets	**1.45%**	1.62%	1.56%	1.55%	1.76%
Return on Average Total Equity	**15.93%**	17.40%	14.19%	13.51%	15.47%
Average Equity to Average Assets	**9.11%**	9.28%	10.96%	11.51%	11.38%
Net Interest Margin	**3.31%**	3.40%	3.07%	3.19%	3.38%
Efficiency	**52.94%**	45.03%	46.81%	43.46%	44.70%
Net Charge Offs to Average Loans	**0.13%**	0.10%	0.09%	0.09%	0.03%
Credit Loss Reserve to Total Loans	**1.46%**	1.54%	1.58%	1.32%	1.25%
Credit Loss Reserve to Nonperforming Loans	**458.01%**	424.91%	449.13%	507.42%	270.58%
Nonperforming Assets to Total Loans	**0.33%**	0.37%	0.36%	0.26%	0.47%

*Beginning January 1, 2021 calculation is based on the current expected credit loss methodology. Prior to January 1, 2021 calculation was based on the incurred loss methodology.

The following selected data has been taken from the Company's consolidated financial statements. Refer to Lakeland Financial Corporation's Annual Report on Form 10-K for the year 2023 for a complete set of consolidated financials.

Condensed Consolidated Balance Sheets

(Years ended December 31)
(in thousands, except share data)

Assets	**2023**	2022
Cash and due from banks	**$70,451**	$80,992
Short-term investments	**81,373**	49,290
Total cash and cash equivalents	**151,824**	130,282
Securities available-for-sale (carried at fair value)	**1,051,728**	1,185,528
Securities held-to-maturity (carried at amortized cost)	**129,918**	128,242
Real estate mortgage loans held-for-sale	**1,158**	357
Total loans	**4,916,534**	4,710,396
Less: Allowance for credit losses	**71,972**	72,606
Net loans	**4,844,562**	4,637,790
Land, premises and equipment, net	**57,899**	58,097
Bank owned life insurance	**109,114**	108,407
Federal Reserve and Federal Home Loan Bank stock	**21,420**	15,795
Accrued interest receivable	**30,011**	27,994
Goodwill	**4,970**	4,970
Other assets	**121,425**	134,909
Total Assets	**$6,524,029**	$6,432,371
Liabilities		
Noninterest bearing deposits	**$1,353,477**	$1,736,761
Interest bearing deposits	**4,367,048**	3,723,859
Total deposits	**5,720,525**	5,460,620
Accrued interest payable and other liabilities	**103,711**	105,864
FHLB advances and other borrowings	**50,000**	297,000
Total Liabilities	**5,874,236**	5,863,484
Stockholders' Equity		
Common stock: 90,000,000 shares authorized, no par value	**127,692**	127,004
Retained earnings	**692,760**	646,100
Accumulated other comprehensive income (loss)	**(155,195)**	(188,923)
Treasury stock	**(15,553)**	(15,383)
Total Stockholders' Equity	**649,704**	568,798
Total Noncontrolling Interest	**89**	89
Total Equity	**649,793**	568,887
Total Liabilities and Stockholders' Equity	**$6,524,029**	$6,432,371
End of period shares issued	**25,903,686**	25,825,127
End of period shares outstanding	**25,430,566**	25,349,225

See Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of Lakeland Financial Corporation
Warsaw, Indiana

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Lakeland Financial Corporation as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023 (not presented herein); and in our report dated February 21, 2024, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe LLP, South Bend, Indiana, February 21, 2024

Condensed Consolidated Statements of Income

(Years ended December 31)
(in thousands, except for share and per share data)

	2023	2022	2021
Interest Income			
Interest and fees on loans	**$308,015**	$203,668	$170,551
Interest and dividends on securities			
Taxable	**13,153**	14,132	9,086
Tax exempt	**16,396**	19,553	13,033
Interest on short-term investments	**5,703**	2,214	549
Total Interest Income	**343,267**	239,567	193,219
Interest Expense			
Interest on deposits	**137,791**	36,281	14,827
Interest on FHLB advances and other borrowings	**8,441**	399	304
Total Interest Expense	**146,232**	36,680	15,131
Net Interest Income	**197,035**	202,887	178,088
Provision for credit losses	**5,850**	9,375	1,077
Net Interest Income After Provision for Credit Losses	**191,185**	193,512	177,011
Noninterest Income			
Wealth advisory and investment brokerage income	**10,895**	10,954	10,725
Service charges on deposit accounts	**10,773**	11,595	10,608
Loan and service fees	**11,750**	12,214	11,922
Merchant card fee income	**3,651**	3,560	3,023
Bank owned life insurance income	**3,133**	432	2,467
Interest rate swap fee income	**794**	579	1,035
Mortgage banking income (loss)	**(254)**	633	1,418
Net securities gains (losses)	**(25)**	21	797
Other income	**9,141**	1,874	2,725
Total Noninterest Income	**49,858**	41,862	44,720
Noninterest Expense			
Salaries and employee benefits	**59,147**	58,530	57,882
Occupancy and equipment expense	**11,992**	12,050	11,258
Data processing fees and supplies	**14,003**	12,826	12,674
Other expense	**45,568**	26,804	22,473
Total Noninterest Expense	**130,710**	110,210	104,287
Income Before Income Tax Expense	**110,333**	125,164	117,444
Income tax expense	**16,566**	21,347	21,711
Net Income	**$93,767**	$103,817	$95,733
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**25,604,751**	25,528,328	25,475,994
BASIC EARNINGS PER COMMON SHARE	**$3.67**	$4.07	$3.76
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**25,723,165**	25,712,538	25,620,105
DILUTED EARNINGS PER COMMON SHARE	**$3.65**	$4.04	$3.74

See Annual Report on Form 10-K.

Corporate Information

Nature of Business
Lakeland Financial Corporation is a $6.5 billion bank holding company located in Warsaw, Indiana. Lake City Bank, its single bank subsidiary, is the seventh largest bank headquartered in the state and is 100% invested in Indiana. Lake City Bank operates 53 offices in Northern and Central Indiana, delivering technology-driven and client-centric financial services solutions to individuals and businesses.

Headquarters
Lakeland Financial Corporation
202 E Center Street
Warsaw, IN 46580
(574) 267-6144
(800) 827-4522
lakecitybank.com

Annual Meeting
Tuesday, April 9, 2024
3:30 pm eastern

Common Stock Listing
Lakeland Financial Corporation common stock is traded on the Nasdaq Global Select Market under the symbol “LKFN.”

Market Makers
Canaccord Genuity Inc.
Robert W. Baird & Co. Incorporated
Cantor Fitzgerald & Co.
Citadel Securities LLC
Cowen and Company, LLC
Cannacord Genuity LLC.
D.A. Davidson & Co.
G1 Execution Services, LLC
Goldman, Sachs & Co. LLC
GTS Securities LLC
IMC Financial Markets
StoneX Financial Inc.
Janney Montgomery Scott Inc.
Keefe, Bruyette & Woods, Inc.
Keybanc Capital Markets Inc.
Leerink Partners, LLC
Maxim Group LLC
Bofa Securities, Inc.
Morgan Stanley & Co. LLC
VIRTU Americas LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC
Two Sigma Securities, LLC
Susquehanna Financial Group, LLP
Two Sigma Securities, LLC
UBS Securities LLC
Virtu Americas LLC
Wall Street Access
William Blair
Summit Securities Group, LLC
Wells Fargo Securities, LLC
Latour Trading LLC

Stock Transfer Agent and Registrar
Equinity Trust Company, LLC (“EQ”)
PO Box 500
Newark, NJ 07101
(800) 937-5449
(718) 236-2641 fax
helpAST@equiniti.com
equinity.com/us/

Dividend Reinvestment and Stock Purchase Plan
Lakeland Financial Corporation offers stockholders a convenient way to increase their investment through the Lakeland Financial Dividend Reinvestment and Stock Purchase Plan. Under the plan, investors can elect to acquire Lakeland Financial shares in the open market by reinvesting dividends and through optional cash payments. Lakeland Financial absorbs the fees and brokerage commissions on shares acquired through the plan. To obtain a plan prospectus and authorization form, call Tina Rensberger at (800) 827-4522. The plan prospectus is also available on the company’s website at lakecitybank.com.

Direct Deposit of Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, call Tina Rensberger at (800) 827-4522.

Form 10-K and Other Financial Reports
The company maintains a website at lakecitybank.com. The company makes available on its investor relations site, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The company will also provide copies of its filings free of charge upon written request to:

Lakeland Financial Corporation
Attn: Investor Relations
PO Box 1387
Warsaw IN 46581-1387

Corporate Governance
Lakeland Financial Corporation corporate governance documents are available on the company’s investor relations website at lakecitybank.com or may be obtained in print form by contacting Tina Rensberger at (800) 827-4522.

Independent Registered Public Accounting Firm
Crowe LLP
330 E Jefferson Boulevard
PO Box 7
South Bend, IN 46624-0007

Lake City Bank Officers

Management Committee
David M. Findlay
Chairman &
Chief Executive Officer

Kristin L. Pruitt
President

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Eric H. Ottinger
Executive Vice President
Chief Commercial Banking Officer

Kyra E. Clark
Senior Vice President
Chief Human Resources Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Stephanie R. Leniski
Senior Vice President
Chief Retail Banking Officer

Donald J. Robinson-Gay
Senior Vice President
Chief Credit Officer

Jonathan P. Steiner
Senior Vice President
Chief Wealth Advisory Officer

Brokerage
Vice President
Eric J. Frappier
Michael O. Jenkins

Assistant Vice President
Greg L. Emmack

Officer
Ashley N. Brewer

Commercial Banking
Senior Vice President—Regional Manager
Todd A. Bruce
William R. Redman
J. Chad Stoltzfus
Camalyn M. Treadway
Christopher W. Wiggins

First Vice President
Chad A. Glassburn
Rodney B. Hooley
Timothy M. Schlichte

Vice President
Ronald L. BonDurant
Steven L. Brown
Nathan R. Burnell
Brian D. Burrell
Nathan R. Conley
David E. Davis
John F. Dietzen
Chad P. Douglass
Keith B. Goodman
Ryan L. Hart
Justin T. Hayes
Corbin J. Holtsberry
Cari J. Juillerat
Jeffery W. Krusenklaus
Gregory W. Lentz
Meghan C. Marrello
Cory E. McClarnon
Patricia T. McNarney
Shelly A. Meyer
Gavin S. Miller
Cameron V. Plew
Benjamin A. Rice
Michael J. Ryan
D. Andrew Skaggs
Eric J. Steenman
Nicholas A. Toney
Steven J. Troike
Amber M. Wolfer

Assistant Vice President
Christy E. Adams
Holly A. Davis
Kelsey M. Jenkins
Kris J. Kerlin
Erin R. Martz
Sara B. Millspaugh
Luke C. Mungovan
Kevin R. Poe
Stacy M. Richardson
Robin R. Ritchie
Elizabeth A. Schmidlin
Jordan D. Smith
Virginia E. Wirt

Officer
Quinten J. Bender
Trenton H. Cooper
Brandon J. Krutsch
Marlee J. Richter

Consumer & Home Loans
Senior Vice President
Kirtus D. Murray

Vice President
Denise M. Brennan
Sabrina N. Brown
Scott B. Bucher
Holly N. Clevenger
Phillip G. Ensley
Glenn A. Goudey
Jodi L. Hammond
Cheryl L. Luke
Sarah J. Miller-Bontrager
W. John Pritz
Mark R. Rensner

Assistant Vice President
Chad J. Clinton
John J. (J.J.) Foster
Anna A. Jimenez
Susan R. McClanahan
Todd E. Pequignot
Amanda M. Tom

Officer
Sandra F. Medina

Corporate & Institutional Services
Vice President
Anna N. Corkill
Melanie A. McIntyre
Sheena L. White
Tabitha A. Williamson

Assistant Vice President
Dan L. Beechy
Michelle L. Harris
Tiffany R. Mudd

Credit Administration
Senior Vice President
Bradford S. Grabow
Kimberly A. Hooley

Vice President
Amanda R. Ellsworth
Cynthia J. Gianneschi
Christopher D. Hanson
Kerry M. Jones
Judd P. McNally
Matthew R. Smith
Marshall C. Weadick

Assistant Vice President
Joseph D. Burtnette
Bridget M. Camden
Seth M. Greiner
Kyle A. Grimm
Megan E. Ottinger
Christofer C. Penny
Aaron T. Wood
Jeffrey L. Wyckoff

Officer
Victoria A. Larrew
Maxxwell P. Sell
Troy D. Tom
Branden P. Wildey

Executive Administration
Officer
Tina A. Rensberger

Finance & Treasury
Senior Vice President
Jennifer M. Hurford—Treasurer
Brok A. Lahrman—Chief Accounting Officer

Vice President
Melissa D. Davison
David J. Hughes
Ryan D. Neese
Stacy L. Price

Assistant Vice President
Samantha D. Ducey
Crystal A. Vander Bie
Beth A. Weber

Marketing
Vice President
Mary S. Horan

Assistant Vice President
Luke A. Weick

Operations
Senior Vice President
Lisa A. Fulton

First Vice President
Eric D. Wagoner

Vice President
Michele R. Ganser
Shannan L. Hepler
Michelle L. Jacobsen
Miranda R. Jordan
Scot A. Karbach
Jan R. Martin
Leslie R. Rutherford
Timothy C. Vosberg
Diane M. Wirth
Donna J. Wolfe

Assistant Vice President
Katrina L. Beverly
Lisa M. Bicknese
Jennifer A. Bradley
Sherri L. DiRico
Jill E. Garber
Brittney C. Hollopeter
Lindsay A. Ignasiak
Jennifer R. Kooistra
Karla J. Kroll
Jennifer L. Mosier
Michele I. Myers
Natalie M. Ousley
Ashaunte M. Wallen
Thomas B. Weimer

Officer
Micaela M. Alvarez
Ashley D. Boyer
Denise M. Eldridge
Lisa M. Goon
Kelli L. Hatfield
Susan K. Hayes
Jillian M. Howell
Candince M. Leedy
Maritza Patino
Carla A. Snyder
Brandice M. Wampler

People Development
Vice President
Ana Karina Cervantes
Alice G. Hitchcock
Mary A. Lepird
Tori L. Platt

Assistant Vice President
Rhonda K. Frank
Kristen J. Heiman
Brianna D. Kreczmer
Justin Taylor

Officer
Marissa Rico

Property Management
Vice President
Richard A. Hoover

Retail Banking
First Vice President—Retail Banking Regional Manager
Melissa J. Blosser

Vice President—Retail Banking Regional Manager
Karen A. Francis
Sara B. Hill
Alexandra L. Rhodes
Steve D. Schumacher
Kimberly K. Strawbridge

Vice President
Lisa S. Fitzgerald
Melissa S. Rupe

Assistant Vice President
Jean A. Ciriello

Officer
Amanda C. Benzing
Megan L. Sutter

Risk Management
Senior Vice President
Matthew D. VanDeWielle

First Vice President
Jeannine P. Draper Cooley

Vice President
Gloria J. Crawford
Dianne C. Harris
Candy A. Little
Amanda M. Longmire
Kyle G. Schmidt
Becka J. Turnbow

Assistant Vice President
Austin L. Bair
Wendy N. Brown
Aaron T. Connell
Kristin D. Hohman
Kristina R. Kiracofe
Kimberly A. Knoerzer
Dakotah B. Lantz
Eric D. Neuenschwander
Ashley L. Pluta
Brandon Prince
Victoria L. Starr

Officer
Hilda E. Cantu

Technology Services
Senior Vice President
Darrin M. McLaughlin

Vice President
Paul D. Dausman
Joanie L. Foreman
Kimberly K. Mattke
Christopher D. Merrill

Assistant Vice President
Jordan M. Bell

Officer
Noah S. Blakesley
David J. Miller
Jackie L. Stout

Wealth Advisory Group
Senior Vice President
Carrie A. H. Gutman
Andrew R. Haddock

First Vice President
Richard A. Delks
Reneta U. Thurairatnam

Vice President
Steven B. Burnside
Robert M. Congdon
Lili A. Dailey
Michelle L. Kindler
Jennifer I. King
Lisa A. Mansberger
Scott R. Tapley

Assistant Vice President
Adam L. Esterline
Leslie E. Rohrer

Officer
Janel A. Burnworth
Deborah R. Cataldo
Phillip Nguyen

Lake City Bank Offices

Akron	L. Jane Murphy	Vice President, Retail Banking Officer
Argos	Kimberly K. Vermillion	Assistant Vice President, Retail Banking Officer
Auburn	Rebekah K. Hefty	Vice President, Retail Banking Officer
Bremen	Alexandra L. Rhodes	Vice President, Retail Banking Regional Manager
	Sonia R. Teske	Vice President, Retail Banking Officer
Columbia City	Carolyn M. Ross	Vice President, Retail Banking Officer
Concord	Carrie L. Heavner	Retail Banking Officer
Elkhart Beardsley	Rebecca L. Miller	Vice President, Retail Banking Officer
Elkhart East	Katelynn E. Rowe	Retail Banking Officer
Elkhart High School	Melissa J. Blosser	First Vice President, Retail Banking Regional Manager
Elkhart Northwest	Marissa K. Sparks	Retail Banking Officer
Elkhart River District	Melissa J. Blosser	First Vice President, Retail Banking Regional Manager
	Emily E. Wold	Assistant Vice President, Retail Banking Officer
Fishers	Dana L. Hess	Vice President, Retail Banking Officer
Fort Wayne Downtown	Steve D. Schumacher	Vice President, Retail Banking Regional Manager
	Nichole L. Mendez	Assistant Vice President, Retail Banking Officer
Fort Wayne Jefferson	Kristi L. Manwaring	Vice President, Retail Banking Officer
Fort Wayne North	Andrew P. Dance	Vice President, Retail Banking Officer
Fort Wayne Northeast	Breanne Kohli	Retail Banking Officer
Fort Wayne Southwest	Ameenah K. Outlaw	Retail Banking Officer
Goshen Downtown	Imelda Herrera	Retail Banking Officer
Goshen South	Alma R. Jimenez	Assistant Vice President, Retail Banking Officer
Grace Village	Sheryl L. Harlan	Assistant Vice President, Retail Banking Officer
Granger	Kathryn A. Smith	Vice President, Retail Banking Officer
Greenwood	Joseph P. Waltermann	Vice President, Retail Banking Officer
Huntington	Paula J. Whiting	Vice President, Retail Banking Officer
Indianapolis 16 Tech	Kyle R. Means	Retail Banking Officer
Indianapolis Clearwater	Dereck L. Stinson	Vice President, Retail Banking Officer
Indianapolis Downtown	Jody M. Meyer	Vice President, Retail Banking Officer
Indianapolis Michigan Road	Terry L. Bradley	Vice President, Retail Banking Officer
Indianapolis North	Sara B. Hill	Vice President, Retail Banking Regional Manager
	Ashley G. Bridges	Assistant Vice President, Retail Banking Officer
Jimtown	Codie N. Gluchowski	Assistant Vice President, Retail Banking Officer
Kendallville	Brooke E. Bentley	Vice President, Retail Banking Officer
LaGrange	Mareen L. Barton	Assistant Vice President, Retail Banking Officer
Ligonier Downtown	Lori I. Cunningham	Vice President, Retail Banking Officer
Ligonier South	Jana L. Miller	Vice President, Retail Banking Officer
Medaryville	Nema R. Wireman	Retail Banking Officer
Mentone	Karen A. Francis	Vice President, Retail Banking Regional Manager
	Kimberly S. Orr	Retail Banking Officer
Middlebury	Stephanie M. Butler	Retail Banking Officer
Milford	Brooke C. Williams	Retail Banking Officer
Mishawaka	Andrea R. Bowers	Assistant Vice President, Retail Banking Officer
Nappanee	Katina A. Stephenson	Vice President, Retail Banking Officer
North Webster	Brenda S. Peterson	Vice President, Retail Banking Officer
Pierceton	Kelli-Anna Cook	Assistant Vice President, Retail Banking Officer
Plymouth	Carol D. Brown	Vice President, Retail Banking Officer
Rochester	Penny S. Ramsey	Assistant Vice President, Retail Banking Officer
Shipshewana	Kourtney M. Jackson	Assistant Vice President, Retail Banking Officer
Silver Lake	Sandra A. Nelson-Rowland	Assistant Vice President, Retail Banking Officer
South Bend Downtown	Christina J. Myer	Assistant Vice President, Retail Banking Officer
South Bend Northwest	Mark A. Berta	Vice President, Retail Banking Officer
Syracuse	Brittni A. Kuhn	Assistant Vice President, Retail Banking Officer
Warsaw Downtown	Kimberly K. Strawbridge	Vice President, Retail Banking Regional Manager
	Shelly R. Kammerer	Vice President, Retail Banking Officer
Warsaw East	Jennifer M. Flinn	Vice President, Retail Banking Officer
Warsaw North	Kathleen Madden	Assistant Vice President, Retail Banking Officer
Warsaw West	Jessica L. Slone	Retail Banking Officer
Winona Lake	Sheryl L. Harlan	Assistant Vice President, Retail Banking Officer

Forward Looking Statement

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of future terrorist attacks and threats or acts of war and the response of the United States to any such attacks or threats; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company's general business; (iv) changes in interest rates and prepayment rates of the Company's assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of acquisitions; (x) unexpected outcomes of existing or new litigation involving the Company; and (xi) changes in accounting standards and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Lake City Bank

(888) 522-2265

LAKECITYBANK.COM